

September 21, 2010

Mr. Jason Kropp
President and Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

      Re: **Krossbow Holding Corp**
               Amendment No. 3 to Form S-1
               Filed September 3, 2010
               File No. 333-166786

Dear Mr. Kropp:

      We have reviewed your responses to the comments in our letter dated August 17, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 3

1. Please revise throughout for consistency regarding your projected budget for your initial project. For example, on page 5, you state that your budget is $156,500, and, on page 8, you state that your projected budget is $155,000. On page 4, you state that the estimated cost to verify the carbon credits is $25,000, and, on page 24, you state that the cost is $20,000. In addition, we note that on page 19 you do not include the cost of verifying the carbon credits or the cost of developing your website in your estimate of the costs to complete your initial project.

Completion of Financing, page 3

2. We note your response to our prior comment 2 and reissue. Please revise this section to clarify that you intend to file an additional registration statement registering newly issued shares of your common stock and that you expect to complete a public offering of these newly issued shares within 180 days from the effectiveness of this additional registration statement or advise. In addition, please disclose when you intend to conduct such offering as you will not realize any proceeds from sales of securities under your current registration statement and you do not intend to begin your initial project until you have raised at least $155,000. In this regard, we note your disclosure on page 9 that you believe it is unlikely that you will be able to make a successful primary offering of your securities in the near future.

3. We note your response to our prior comment 3 and reissue. Please revise to highlight in each place where you discuss your proposed timeline, how you plan to raise $300,000 through equity offerings when the present registration statement may create a market of secondary shares for sale, for which you will realize no proceeds. In this regard, please revise the introductory paragraph to your plan of operation on page 23.

4. In addition, please clarify for each timeline item, the starting point of the timeline. For example, clarify the day from which you will count two weeks to the expected completion of your website.

Selling Shareholders, page 11

5. We note your response to our prior comment 7 and reissue. Please revise the share numbers listed for Patricia Kropp on page 12 to include the shares owned by Jason Kropp, and please revise the shares listed for Jason Kropp on page 28 to include the shares owned by Patricia Kropp. Despite disclaiming beneficial ownership for other purposes, you are still required to disclose the beneficially owned shares in the table.

Description of the Business, page 17

Revenue Generation, page 19

6. We note your response to our prior comment 9 and reissue. Management must have a reasonable basis for all projections. Refer to Item 10 of Regulation S-K. In light of the fact that you have not contracted for or commenced an initial project and have no contracts in place to do so, have referenced studies that appear to be at least two years old and have provided no information about the projects represented by the studies vis-a-vis the aggregate carbon credits produced and sold during the relevant timeframe, and have no history operating in this business, it does not appear that a reasonable basis exists for your projections. Please revise or advise.

Results of Operations for the three months ending June 30, 2010, page 26

7. The disclosure on page 26 which indicates that the Company incurred operating expenses in the amount of $(19,570) for the period from its inception on April 1, 2010 through June 30, 2010 appears to be in error as the financial statements indicate that the Company's inception was on September 17, 2009 and the expenses in the amount of $19,570 were incurred during the three months ended June 30, 2010 rather than during the period from inception. Please revise to correct this error.

Other

8. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

9. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Branch Chief Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3346 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile: (619) 512-5184
        Karen A. Batcher, Esq.
        Synergen Law Group, APC